Filed pursuant to Rule 424(b)(3)

Registration No. 333-239940

PROSPECTUS SUPPLEMENT NO. 52

(to Prospectus dated July 27, 2020)

Nikola Corporation

Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On April 13, 2023, the closing price of our Common Stock was $0.9698.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 14, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 11, 2023

Nikola Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4141 E Broadway Road
Phoenix, AZ	85040
(Address of principal executive offices)	(Zip Code)

(480) 666-1038

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Private Placement of 8.00% / 11.00% Series B Convertible Senior PIK Toggle Notes due 2026

Exchange and Investment Agreement

On April 11, 2023, Nikola Corporation (the “Company”), together with its wholly owned subsidiary, Nikola Subsidiary Corporation (the “Guarantor Subsidiary”), completed its previously announced exchange by the Company of $100.0 million aggregate principal amount of the Company’s 8.00% / 11.00% Convertible Senior PIK Toggle Notes due 2026 (the “Existing Notes”) held by Antara Capital LP., on behalf of certain of its advised or manage funds and accounts (the “Investor”), in exchange for the Company’s issuance to the Investor of $100.0 million aggregate principal amount of the Company’s 8.00% / 11.00% Series B Convertible Senior PIK Toggle Notes due 2026 (the “Notes”), pursuant to that certain exchange and investment agreement dated as of March 29, 2023 (the “Exchange Agreement”) by and among the Company, the Guarantor Subsidiary and the Investor. The Notes are initially guaranteed by the Guarantor Subsidiary and will be guaranteed by all future subsidiaries of the Company other than immaterial subsidiaries (the “Future Guarantor Subsidiaries” and, together with the Guarantor Subsidiary, the “Guarantor Subsidiaries”).

Subject to certain limitations, the Exchange Agreement provides the Investor with certain registration rights for the shares of the Company’s common stock issuable upon conversion of the Notes. The Exchange Agreement requires the Company to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable after the issuance of the Notes to register the resale of the shares underlying the Notes. In addition, the Company is also required to prepare, file and have declared effective a registration statement with the SEC to register the resale of shares underlying potential capitalized PIK Interest (as defined below) as a condition of the Company’s election to pay PIK Interest (other than any PIK Interest due on or about May 31, 2023).

Indenture and Issuance of Convertible Notes

The Notes were issued pursuant to that certain indenture, dated as of April 11, 2023 (the “Indenture”), among the Company, the Guarantor Subsidiary and any Future Subsidiary Guarantor that may become a party thereto, as guarantors, and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). The Notes are senior, unsecured obligations of the Company and any guarantor, bearing interest at a rate of 8.00% per annum, to the extent paid in cash (“Cash Interest”), and 11.00% per annum, to the extent paid in kind through an increase in the principal amount of the Notes (“PIK Interest”). The Company can elect to make any interest payment through Cash Interest, PIK Interest or any combination thereof. Any PIK Interest will be paid by increasing the principal amount of the affected Notes at the end of the applicable interest period by the amount of such PIK Interest (rounded up to the nearest dollar). Following an increase in the principal amount of any Notes as a result of a PIK Interest payment, such Notes will bear interest on the increased principal amount from and after the date of such PIK Interest payment. Interest on the Notes is payable semi-annually in arrears on May 31 and November 30, commencing on May 31, 2023. The Notes are scheduled to mature on May 31, 2026, unless redeemed, repurchased or converted in accordance with their terms prior to such date.

The Notes are convertible at an initial conversion rate of 686.8132 per $1,000 principal amount of Notes. The initial conversion rate will be subject to customary anti-dilution and other adjustments. Prior to the close of business on the business day immediately preceding February 28, 2026, such conversion will be subject to the satisfaction of certain conditions set forth in the immediately following paragraph; provided that no holder may so convert all or any portion of its Notes (other than subject to the satisfaction of clause (iv) of such paragraph prior to the earlier to occur of (x) the date on which the Company has amended its certificate of incorporation to increase the number of authorized shares of its common stock to allow for the reservation of at least such number of shares of its common stock as needed upon initial conversion of all Existing Notes issued pursuant to that certain Original Indenture (as defined below), and all Notes (the “Authorized Share Effective Date”) or (y) October 11, 2023. On or after February 28, 2026, holders of the Notes will have the right to convert all or a portion of their Notes at any time prior to close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, holders of the Notes will receive cash, shares of the Company’s common stock or a combination of cash and shares of common stock, at the Company’s election. The Indenture provides that notwithstanding the foregoing or anything else in the Indenture or the Notes, (x) unless and until the Authorized Share Effective Date has occurred, the Company shall be required to

(and shall otherwise be deemed to) elect settle its conversion obligation in cash in respect of all Notes submitted for conversion and (y) following the Authorized Share Effective Date, unless and until the Company obtains the stockholder approval contemplated by Nasdaq Rule 5635 with respect to the issuance, in the aggregate, of common stock in excess of the limitations imposed by such rule (a) pursuant to the Purchase Agreement and (b) upon conversion of the Notes (the “Requisite Stockholder Approval”), (i) the Company may not elect to settle its conversion obligation in shares of its common stock if the number of shares of common stock the Company would be required to deliver, together with the number of all other shares of common stock the Company previously delivered in respect of Notes previously submitted for conversion, would exceed the Conversion Share Cap and (ii) if the Company elects or is deemed to elect to settle its conversion obligation in a combination of cash and shares of its common stock the number of shares of common stock the Company would be required to deliver, together with the number of all other shares of common stock the Company previously delivered in respect of Notes previously submitted for conversion, shall not exceed the Conversion Share Cap, and any settlement amount that would be deliverable in shares of common stock but for such Conversion Share Cap limitation shall be delivered in cash. “Conversion Share Cap” means 19.9% minus the percentage of the common stock of the Company issued pursuant to the Purchase Agreement of the common stock of the Company outstanding at March 28, 2023 (with such number of outstanding shares subject to proportionate adjustment for stock dividends, stock splits or stock combinations with respect to the common stock of the Company subsequent to the date of the Exchange Agreement).

Holders of the Notes have the right to convert all or a portion of their Notes prior to the close of business on the business day immediately preceding February 28, 2026 only under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on June 30, 2023 (and only during such calendar quarter), if the last reported sale price of the Company’s common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price for the Notes on each applicable trading day; (ii) during the five business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount of the Notes for each trading day of that ten consecutive trading day period was less than 98% of the product of the last reported sale price of the Company’s common stock and the conversion rate of the Notes on each such trading day; (iii) if the Company calls such Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; (iv) upon the occurrence of specified corporate events; or (v) if the Company elects to (A) issue to all or substantially all holders of the common stock of the Company any rights, options or warrants (other than in connection with a stockholder rights plan) entitling them, for a certain period of time to subscribe for or purchase shares of its common stock at a price per share that is less than the average of the last reported sale prices of the common stock for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance; or (B) distribute to all or substantially all holders of its common stock the Company’s assets, securities or rights to purchase securities of the Company (other than in connection with a stockholder rights plan prior to the separation of such rights from the common stock), which distribution has a per share value, as reasonably determined by the Company, exceeding 10% of the last reported sale price of the common stock on the trading day preceding the date of announcement for such distribution.

The Company may not redeem the Notes prior to June 1, 2025. The Company may redeem the Notes in whole or in part, at its option, on or after such date and prior to the 26th scheduled trading day immediately preceding the maturity date, for a cash purchase price equal to the aggregate principal amount of any Notes to be redeemed plus accrued and unpaid interest thereon.

In addition, following certain corporate events that occur prior to the maturity date or following issuance by the Company of a notice of redemption, in each case as provided in the Indenture, in certain circumstances, the Company will increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or who elects to convert any Notes called for redemption during the related redemption period. Additionally, in the event of a fundamental change or a change in control transaction (each such term as defined in the Indenture), holders of the Notes will have the right to require the Company to repurchase all or a portion of their Notes at a price equal to 100% of the capitalized principal amount of Notes, in the case of a fundamental change, or 130% of the capitalized principal amount of Notes, in the case of change in control transactions, in each case plus any accrued and unpaid interest to, but excluding, the repurchase date.

The Indenture includes restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to incur secured debt in excess of $500.0 million, incur other subsidiary guarantees, and sell equity interests of any subsidiary that guarantees the Notes. The Indenture includes customary terms and covenants, including certain events of default after which (A) in the case of certain events of default described below (other than clause (viii) below with respect to the Company), the Trustee or holders of 25% in aggregate principal amount of the Notes may accelerate the maturity of the Notes and the Notes, together with accrued and unpaid interest and premium, if applicable, will become due and payable immediately and (B) in the case of certain events of default described in clause (viii) below with respect to the Company, the Notes, together with accrued and unpaid interest and premium, if applicable, will become due and payable immediately. Such events of default include: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of interest on the Notes, will be subject to a 30-day cure period); (ii) the Company’s failure to send certain notices under the Indenture within specified periods of time, if such failure is not cured within five business days; (iii) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (iv) the Company’s failure in its obligation to convert a Note, if such default is not cured within five business days; (v) a default by the Company or any guarantor in their other obligations or agreements under the Indenture or the Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (vi) certain defaults by the Company, any “significant subsidiary” of the Company (within the meaning of Regulation S-X), or any guarantor with respect to indebtedness for borrowed money of at least $30,000,000; (vii) certain failures by the Company, any significant subsidiary of the Company or any guarantor with respect to the payment of final judgments of at least $30,000,000; (viii) certain events of bankruptcy, insolvency and reorganization involving the Company, any significant subsidiary of the Company or any guarantor; and (ix) except as permitted under the Indenture, the guarantee (as defined in the Indenture) of any guarantor ceases to be in full force and effect, or such guarantor denies or disaffirms in writing its obligations under the Indenture of its guarantee.

First and Second Supplemental Indentures to Existing Notes

In connection with the Exchange Agreement and related contemplated therein (the “Transactions”) and with the consent of each of the Holders, the Company, the Guarantor Subsidiary and the Trustee entered into (a) a First Supplemental Indenture, dated April 3, 2023 (the “First Supplemental Indenture”) and (b) a Second Supplemental Indenture, dated April 10, 2023 (the “Second Supplemental Indenture”), to amend that certain Indenture dated as of June 1, 2022 (the “Original Indenture”) among the Company, the Guarantor Subsidiary and the Trustee, which govern the Existing Notes.

The First Supplemental Indenture provided for, among other things, (i) the removal the requirement that we reserve shares of common stock for conversion of the Notes until we receive stockholder approval to increase the number of our authorized shares, (ii) limitations on the holders of the Existing Notes to convert the Existing Notes prior to the earlier of the Authorized Share Effective Date and October 11, 2023, and (iii) an amendment of the conversion provisions such that the Company shall elect to settle the Existing Notes in cash prior to the Authorized Share Effective Date.

The Second Supplemental Indenture permits subsidiaries of the Company to guarantee notes issued by the Company (including the Notes) in exchange for Existing Notes.

The foregoing summaries of the Exchange Agreement, the Indenture, the First Supplemental Indenture and the Second Supplemental Indenture and the Notes do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Exchange Agreement, the Indenture (including the form of Note), the First Supplemental Indenture and the Second Supplemental Indenture, which are attached hereto as Exhibits 10.1, 4.1, 4.2 and 4.3, respectively, and incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of the Registrant

The information related to the issuance of the Notes contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference.

Item 3.02	Unregistered Sale of Securities

The Notes were sold to the Investor in a private placement in reliance on the exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act”) provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Investor in the Exchange Agreement.

The information related to the issuance of the Notes contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Lynn Forester de Rothschild, Gerrit A. Marx and Mark A. Russell will be retiring from the Company’s board of directors at the Company’s 2023 annual meeting of stockholders.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

4.1	Indenture (including form of Note) by and among Nikola Corporation, Nikola Subsidiary Corporation and U.S. Bank Trust Company, National Association, as trustee, dated April 11, 2023.

4.2	First Supplemental Indenture by and among Nikola Corporation, Nikola Subsidiary Corporation and U.S. Bank Trust Company, National Association, as trustee, dated April 3, 2023.

4.3	Second Supplemental Indenture by and among Nikola Corporation, Nikola Subsidiary Corporation and U.S. Bank Trust Company, National Association, as trustee, dated April 10, 2023.

10.1	Exchange and Investment Agreement by and among Nikola Corporation, Nikola Subsidiary Corporation and Antara Capital LP, dated March 29, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 31, 2023).

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKOLA CORPORATION

Date: April 14, 2023	By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer